CenturyTel, Inc.

August 3, 2006

United States Securities and Exchange Commission	FILED VIA EDGAR
450 5th Street, N.W.
Washington, D.C. 20549

ATTENTION:	Mr. Larry Spirgel
Assistant Director

RE:	CenturyTel, Inc.
Form 10-K for the year ended December 31, 2005
Form 10-Q for the quarter ended March 31, 2006

Dear Mr. Spirgel:

By letter dated July 20, 2006, the Staff provided to CenturyTel, Inc. a comment with respect to its review of our (i) Form 10-K for the year ended December 31, 2005 and (ii) Form 10-Q for the quarter ended March 31, 2006. Our response to the Staff’s letter is contained herein. In responding to the comment, we have reproduced below the full text of the Staff’s comment, which is followed by our response.

Form 10-Q, March 31, 2006
Financial Statements
(7) Accelerated Share Repurchase Program

Comment 1. It appears that the forward contract discussed in the first two paragraphs of Note (7) could require unlimited number of shares to settle the contract. Describe for us more fully the terms of settlement of this derivative financial instrument; and explain how you applied the guidance of paragraph 19 of EITF 00-19, if applicable.

Response: Our forward contract stipulated that if the actual costs of the shares repurchased by the investment banks was higher than the average initial price of $34.83 per share, we would be required to pay to the banks a price adjustment (payable at our discretion in either common shares or cash). Our agreement stipulated a maximum limit on the number of common shares (20 million) to be delivered in a potential share settlement, which is significantly less than the number of authorized and unissued shares that we had available as of the classification assessment date. As of such date, we had 350 million shares authorized to be issued, but only approximately 130 million shares outstanding and approximately 23 million shares reserved for future issuances under various benefit plans and convertible security agreements. As a result, we had approximately 197 million authorized and unissued shares remaining as of the assessment date.

Based on the above, we concluded that the criteria of paragraph 19 of EITF 00-19 was met (along with the other conditions in EITF 00-19, paragraphs 12 to 32) and that share settlement was within our control and the forward contract should be classified as permanent equity.

* * * * * * * * *

In addition, in connection with our response to your comment letter, we acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in our filings; (ii) staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings and (iii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or need additional information, please do not hesitate to call me at (318) 388-9819.

Sincerely,

/s/ Neil A. Sweasy
Neil A. Sweasy
Vice President and Controller

Cc:      Joseph Kempf, Senior Staff Accountant
Robert Littlepage, Accountant Branch Chief